UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Audited Consolidated Financial Statements as of December 31, 2008 for TAT Technologies Ltd. and its subsidiaries.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Yaron Shalem —————————————— Yaron Shalem Chief Financial Officer

Date: May 7, 2009

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
TAT Technologies Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and Subsidiaries (“TAT”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of TAT’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. TAT is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TAT’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of TAT Technologies Ltd. and Subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Virchow, Krause & Company, LLP

Virchow, Krause & Company, LLP
An independent member
of Baker Tilly International

Minneapolis, Minnesota
May 7, 2009

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,899	$15,114
Marketable securities (Note 2e)	11,300	28,806
Trade accounts receivable (net of allowance for doubtful accounts of $154 and
$155 at December 31, 2008 and 2007, respectively)	22,086	14,679
Other accounts receivable and prepaid expenses	6,162	3,471
TAT Industries Ltd. current account (Note 7)	383	576
Inventories (Note 3)	35,014	28,189

Total current assets	108,844	90,835

LONG-TERM ASSETS:

Funds in respect of employee right upon retirement	3,705	4,156

Property, plant and equipment, net (Note 4)	15,187	11,927

Intangible assets, net (Note 5)	2,195	1,709

Goodwill (Note 2 l)	5,999	4,780

Total assets	$135,930	$113,407

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except for share data)

	December 31,
	2008	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans (Note 8)	$150	-
Trade accounts payable	10,718	7,067
Other accounts payable and accrued expenses (Note 6)	7,360	4,310

Total current liabilities	18,228	11,377

LONG-TERM LIABILITIES:
Bental call/put option (Note 1.f)	2,183	-
Long-term loans, net of current maturities (Note 8)	5,188	-
Liability in respect of employee rights upon retirement	4,468	4,175
Long-term deferred tax liability	1,086	581

Total long-term liabilities	12,925	4,756

Minority interest	28,700	24,481

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY:
Share capital (Note 10) -
Ordinary shares of NIS 0.9 par value - Authorized: 10,000,000 shares at
December 31, 2008 and 2007; Issued and outstanding: 6,552,671 shares and
6,542,671 shares at December 31, 2008 and 2007, respectively	2,204	2,201
Additional paid-in capital	39,476	39,308
Accumulated other comprehensive loss	(763)	-
Retained earnings	35,160	31,284

Total shareholders' equity	76,077	72,793

Total liabilities and shareholders' equity	$135,930	$113,407

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands (except share and per share data)

	Year ended December 31,
	2008	2007	2006

Revenues (Note 13):
Sale of products	$31,724	$18,928	$18,512
Services and other	71,565	69,776	59,021

	103,289	88,704	77,533
Cost of revenues:
Sale of products	22,977	13,399	12,590
Services and other	57,586	51,808	45,049

	80,563	65,207	57,639

Gross profit	22,726	23,497	19,894

Operating expenses:
Selling and marketing expenses	4,369	3,719	3,466
General and administrative expenses	12,407	10,995	6,710

	16,776	14,714	10,176

Operating income	5,950	8,783	9,718
Financial income (Note 14a)	2,677	1,707	721
Financial expenses (Note 14a)	(1,503)	(1,006)	(1,185)
Other income (expenses), net (Note 14b)	(236)	26,478	59

Income before income taxes	6,888	35,962	9,313
Income taxes (Note 12)	1,795	3,212	3,247

Income before minority interests	5,093	32,750	6,066

Share in result of affiliated company prior to its consolidation	674	-	-
Minority interests in subsidiaries earnings	(1,499)	(771)	-

Net income	$4,268	$31,979	$6,066

Basic net income per share (Note 11)	$0.652	$5.041	$1.004

Diluted net income per share (Note 11)	$0.650	$4.990	$0.984

Weighted average number of shares - basic	6,546,055	6,344,041	6,042,671

Weighted average number of shares - diluted	6,566,249	6,407,504	6,163,025

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except for share data)

	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (Accumulated deficit)	Total comprehensive income	Total shareholders' equity
	Number	Amount

Balance as of January 1, 2006	6,042,671	$2,094	$35,704	$(1)	$(2,936)		$34,861
Comprehensive income:
Net income	-	-	-	-	6,066	$6,066	6,066
Unrealized gain on available-for-sale
securities net of reclassification
adjustments for gain realized	-	-	-	1	-	1	1
Cash dividends	-	-	-	-	(1,208)	-	(1,208)

Total comprehensive income						$6,067

Balance as of December 31, 2006	6,042,671	2,094	35,704	-	1,922		39,720

Issuance of shares	500,000	107	3,363	-	-		3,470
Share based compensation expense	-	-	241	-	-		241
Net income (comprehensive income)	-	-	-	-	31,979	$31,979	31,979
Cash dividends	-	-	-	-	(2,617)	-	(2,617)

Total comprehensive income						$31,979

Balance as of December 31, 2007	6,542,671	2,201	39,308	-	31,284		72,793
Issuance of shares	10,000	3	13	-	-		16
Share based compensation expense	-	-	155	-	-		155
Excess of purchase price over carrying
amount of Bental Industries Ltd.
shares acquired from parent company	-	-	-	-	(392)		(392)
Comprehensive income:
Unrealized loss on available-for-sale
securities, net of taxes	-	-	-	(90)	-	$(90)	(90)
Foreign currency translation loss	-	-	-	(673)	-	(673)	(673)
Net income	-	-	-	-	4,268	4,268	4,268

Total comprehensive income						$3,505

Balance as of December 31, 2008	6,552,671	$2,204	$39,476	$(763)	$35,160		$76,077

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:

Net income	$4,268	$31,979	$6,066
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	3,353	2,031	1,815
Impairment of goodwill	-	143	-
Gain on sale of property and equipment	(27)	(43)	(21)
Loss (gain) on sale of marketable securities	236	(34)	(38)
Provision for doubtful debts	(1)	(125)	(116)
Minority interest in subsidiaries earnings	1,499	771	-
Share in result of affiliated company prior to its consolidation	(674)	-	-
Profit from partial realization of investment in subsidiary
company	-	(26,375)	-
Share based compensation expense	155	241	-
Share based compensation expense (minority interest)	66	149	-
Interest accrual in respect of call option to minority	28	-	-
Termination of long-term deferred financing cost	-	-	149
Changes in operating assets and liabilities:
Deferred income taxes, net	(197)	(321)	88
Increase in trade accounts receivable	(4,177)	(985)	(2,598)
Increase in other accounts receivable and prepaid expenses	(936)	(807)	(756)
Increase in inventories	(2,410)	(3,261)	(2,460)
(Decrease) increase in trade accounts payable	(627)	(963)	2,579
Increase (decrease) in other accounts payable and accrued
expenses	659	(1,564)	510
Accrued severance pay, net	477	(32)	(65)

Net cash provided by operating activities	1,692	804	5,153

Cash flows from investing activities:

Proceeds from partial realization of investment in subsidiary
company	-	8,726	-
Purchase of additional shares from minority	(129)	-	-
Proceeds from sale of short-term investments	26,358	8,028	1,610
Purchase of short-term investments	(9,318)	(36,800)	(1,249)
Proceeds from sale of property and equipment	36	97	68
Purchase of property and equipment	(3,558)	(6,303)	(1,694)
Increase in short-term deposits	(1,009)	-	(1,018)
Decrease in short-term deposits	-	1,533	-
Acquisition of subsidiary, net of cash acquired (2)	(12)	-	-

Net cash provided by (used in) investing activities	12,368	(24,719)	(2,283)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from financing activities:

Repayments of long-term loans	(39)	(8,000)	(3,000)
Proceeds from long-term loans	5,000	-	-
Payment of cash dividend	-	(2,617)	(1,208)
Parent company - current account	193	(796)	117
Proceeds from exercise of options and warrants	16	3,470
Proceeds from issuance of shares by subsidiary company to minority	-	41,210	-

Net cash provided by (used in) financing activities	5,170	33,267	(4,091)

Effect of changes in exchange rate on cash and cash equivalents of
foreign currency subsidiary company	(445)	-	-

Increase (decrease) in cash and cash equivalents	18,785	9,352	(1,221)
Cash and cash equivalents at the beginning of the year	15,114	5,762	6,983

Cash and cash equivalents at the end of the year	$33,899	$15,114	$5,762

(1) Supplemental disclosure of cash activities:

Cash paid during the year for:
Interest	$187	$854	$752

Income taxes	$4,131	$4,059	$4,285

(2) Acquisition of subsidiary, net of cash acquired (see also
Note 1 f):

Net fair value of the assets acquired and liabilities
assumed at acquisition date was as follows:

Working capital, net (excluding cash and cash equivalents)	$(1,291)	$-	$(443)
Property and equipment	(2,246)	-	-
Customer base	(878)	-	-
Orders backlog	(568)	-	-
Goodwill	(1,185)	-	443
Long-term loans, net of current maturities	242	-	-
Accrued severance pay	283	-	-
Deferred tax liability	404	-	-
Fair value of call option to minority	2,155	-	-
Minority interest	3,002	-	-
Investment in affiliated company account	462	-	-
Excess of purchase price over carrying amount of Bental
Industries Ltd. shares acquired from parent company	(392)	-	-

	$(12)	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL

a.	TAT Technologies Ltd., an Israeli corporation, together with its subsidiaries (“TAT”), is principally engaged in the following activities:

—	manufacture and sale of a broad range of heat transfer equipment;

—	remanufacture, overhaul and repair of heat transfer equipment;

—	maintenance, repair and overhaul of auxiliary power units, propellers, landing gears and related components;

—	design, development and manufacture of aviation and flow control accessories including fuel components, secondary power systems, and various instrumentation and electronic assemblies;

—	long-term service contracts for the maintenance and overhaul of certain airplane parts and equipment; and

—	production and development of precision electric motors, mainly earmarked for the defense industries.

The products developed, repaired, and maintained by TAT are primarily used for airborne systems on commercial and military aircrafts as well as for defense ground systems. The principal markets of TAT are in Israel, Europe and the United States.

b.	TAT depends on a limited number of suppliers for some standard and custom designed components for its systems. If such supplier fails to deliver the necessary components, TAT may be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect TAT’s results of operations and cash position.

c.	TAT’s shares are listed on the NASDAQ and Tel-Aviv stock exchanges.

d.	As of December 31, 2008, TAT owns 61.83% of a U.S. subsidiary: Limco-Piedmont Inc. (“Limco”), which completed an initial public offering (“IPO”) of its shares on July 18, 2007. Prior to the IPO, TAT owned 100% of Limco. Pursuant to the completion of the IPO, TAT recognized a gain of $26.4 million, before taxes of $1.2 million. Of such gain, $21.7 million was attributable to the sale of 4,205,000 shares to the public by Limco for $41.2 million net of issuance costs and $4.7 million was attributable to the gain TAT recorded as a result of the sale of 855,000 shares of common stock of Limco it held for $8.7 million net of issuance costs.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL (Cont.)

Limco conducts its operations through two wholly-owned subsidiary companies: Limco-Airepair Inc. (“Limco”) and Piedmont Aviation Component Services LLC (“Piedmont”). On February 28, 2007, TAT established a new Delaware corporation: Limco Inc. and Limco established a new Delaware corporation: Limco Airepair Inc. (Limco Delaware). On March 2, 2007, all assets, except Limco’s membership interest in Piedmont Aviation Component Services, LLC, and all liabilities were assumed by Limco Delaware. On March 5, 2007 Limco merged with Limco Inc. As part of the merger, TAT received 9,000,000 shares of Limco Inc. for its 37,500 shares of Limco.

e.	TAT’s parent company is TAT Industries Ltd., an Israeli corporation whose shares are listed on the Tel-Aviv Stock Exchange (“TAT Industries” or “the parent company”). TAT Industries holds 58.7% out of TAT’s shares, as of December 31, 2008.

f.	Acquisition of Bental Industries Ltd.

On August 18, 2008, following a series of transactions explained below, TAT acquired 70% control in Bental Industries Ltd. (“Bental”), an Israeli company that is a leading supplier of innovative motion technologies for ground and aviation applications to the defense and commercial industries. This acquisition expands TAT’s product lines as well as increase its operations in the military field while penetrating into new growing markets.

On March 27, 2008, TAT entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd., (“Bental Investments”), to purchase from it 27% of the outstanding shares of Bental, together with a call and put option for another 18% of the outstanding shares of Bental held by Bental Investments. The call option, which was exercised on March 30, 2009, was for a period of four years commencing January 1, 2009 for an exercise price $2,250, and the put option was for a period of two years commencing January 1, 2011 for $2,138 (both subject to certain exchange rate adjustments). The exercise prices carried interest of 2% per annum.

On April 15, 2008, TAT entered into an agreement to purchase an additional 10% of the outstanding shares of Bental from Mivtach Shamir Investments (1993) Ltd., (“Mivtach”), subject to the completion of the acquisition from Bental Investment.

Following approvals received, the foregoing transactions with Bental Investments and Mivtach were consummated on May 21, 2008, as a result of which TAT paid in cash a total of $5,144 (comprised of $3,727 to Bental Investments, $1,380 to Mivtach, and $37 for transaction costs).

On August 18, 2008, following the approval of the shareholders meeting of TAT Industries (the parent company), TAT acquired an additional 15% shareholding in Bental from TAT Industries for a cash consideration of $1,893, which was based on the price agreed for the shares in the above transactions.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL (Cont.)

f.	Acquisition of Bental Industries Ltd. (cont.)

The acquisition of Bental shares was financed by a $5 million loan received from Bank Mizrahi and TAT’s resources. See also Note 8.

The agreement with Bental Investment also provides for the payment of additional consideration by TAT in the event that during the three year period following the closing of the transaction TAT consummates an “exit,” as such term is defined in the agreement, in such event, Bental Investments will be entitled to additional consideration for the shares and call option shares (if purchased) equal to a certain percentage of the difference between the price per share that TAT paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

The acquisition of Bental has been accounted for using the purchase method of accounting as determined in SFAS No. 141, “Business Combinations”, as step acquisitions of 37% as of May 21, 2008, and the remaining 33% as of August 18, 2008. The acquisition of the 15% from TAT Industries was recorded based on the carrying value of the investment in Industries books of $1,501 (the difference of $392 was recorded to retained earnings). The liability for 18% call/put option of $2,183 was recorded based on based on EITF 00-04, “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Noncontrolling Interest in that Subsidiary”, as a purchase and financing transaction, since the risks and rewards of owning the 18% interest have been purchased by TAT. According to the EITF 00-04, TAT recorded $28 of accrued interest under the call/put option to interest expense during 2008.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL (Cont.)

f.	Acquisition of Bental Industries Ltd. (cont.)

The total purchase price of $9,262 has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value on August 18, 2008 (taking into account the short time between the transactions, management believes that the difference in the fair value of assets at May 21 and August 18 is insignificant), as follows:

August 18, 2008

Assets:
Cash acquired	$7,025
Other current assets	8,535
Property and equipment	2,246

Intangible Assets:
Intangible assets (1)	1,446
Goodwill (2)	1,185

Total assets acquired	20,437

Liabilities assumed:
Current liabilities	7,244
Long-term liabilities	929

8,173

Minority interest	3,002

Net assets acquired	$9,262

(1)	The intangible assets acquired of $1,446, consisting of customer base of $878 and order backlog of $568, have been valued using the Income Approach on the basis of the present value of cash flows attributable to the asset over their expected future life of 5 and 0.4 years, respectively, and are amortized based on a straight-line basis.

(2)	The excess purchase price of $1,185 over the net amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. The goodwill is not deductible for tax purposes.

The intangible assets and goodwill were assigned to the OEM – Electric Motion systems segment, see Note 13.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL (Cont.)

f.	Acquisition of Bental Industries Ltd. (cont.)

The results of Bental are included in TAT’s consolidated financial statements from the date of acquisition (August 18, 2008) through December 31, 2008. Set forth below is unaudited pro forma financial information for the two years ended December 31, 2008, based on the assumption that the acquisition of Bental had been consummated on the first day of each of the years ended December 31, 2008 and 2007, including the effect of amortization of intangible assets from such dates.

The historical consolidated financial information has been adjusted to give effect to pro forma adjustments that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma financial information is presented for comparative purposes only, it is not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at January 1, 2007 and January 1, 2008, and it is not necessary indicative of future operating results.

The unaudited pro forma information is as follows:

	Year ended December 31, 2008	Year ended December 31, 2007

Net revenues	$125,683	$105,049

Net income	$6,930	$32,723

Basic net earnings per share	$1.059	$0.516

Diluted net earnings per share	$1.055	$0.511

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), applied on consistence basis, unless otherwise indicated below.

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclose the nature of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The majority of TAT’s revenues are generated in U.S. dollars (“dollar”) and a substantial portion of TAT’s costs is incurred in dollars. In addition, a significant portion of TAT’s financings have been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which TAT Technologies Ltd., Limco and TAT GAL Inc. operate and accordingly their functional and reporting currency is the dollar.

Transactions and balances of TAT., Limco and TAT GAL Inc. which are denominated in other currencies have been remeasured into dollars in accordance with principles set forth in SFAS No. 52 “Foreign Currency Translation”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial expenses, net.

For Bental whose functional currency has been determined to be the New Israeli Shekel, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of TAT and its subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside TAT, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Marketable securities:

Short-term investments are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investment in Debt and Equity Securities.” Management determines the classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations as of each balance sheet date. As of December 31, 2008, all marketable securities covered by SFAS No. 115, were designated as available-for-sale. Securities available-for-sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders’ equity classified as other comprehensive income (loss). Realized gains and losses and declines in market value judged to be other than temporary are included in other income. The unrealized loss of $90 relates to short-term investments deemed to be temporary and the unrealized loss position is less than twelve months (net of taxes). Dividends are also included in other income. TAT’s short-term investments consist of auction rate tax-exempt securities and corporate and government bonds with maturities of one to four years.

The fair value of short-term investments is determined by quoted market prices of the underlying securities (other than auction rate tax exempt securities – see below). For purposes of determining gross realized gains or losses, the cost of the security is determined based on specific identification.

Auction rate securities are variable rate debt securities. While the underlying security has a long-term nominal maturity, the interest rate is reset through auctions that are typically held every 7, 28, or 35 days. The securities trade at par and are callable at par on any interest payment date at the option of the issuer. Interest is paid at the end of each auction period. TAT classified these securities as short-term available-for-sale because it intends to liquidate them as the need for working capital arises in the ordinary course of business and is able to liquidate them or roll them over to the next reset period. During the first three months of 2008 TAT determined to liquidate its holdings of variable rate debt securities and in January, February and October 2008 it sold approximately 91% of its auction rate tax-exempt securities portfolio at par and reinvested the proceeds in high-grade corporate debt, governmental debt instruments and money market funds.

The remaining balance of $2.25 million at December 31, 2008 will be sold as the market allows. Should management determine that these securities were to be held longer than one year then they would be classified as long-term securities.

In September 2007, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. TAT adopted SFAS 157 during the first quarter of 2008. Although the adoption of SFAS 157 did not materially impact TAT’s financial condition, results of operations, or cash flows, TAT is now required to provide additional disclosures as part of the financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Marketable securities (cont.):

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2008, TAT held certain assets that are required to be measured at fair value on a recurring basis, including money market funds and available-for-sale securities. TAT’s available-for-sale securities include auction-rate securities which consist of bonds with an auction reset feature whose underlying assets are Oklahoma state municipal bonds. As a result of failed auctions, these securities are currently illiquid through the normal auction process and quoted market prices and other observable market data are not available or diminished.

Accordingly, these investments were valued using pricing models based on the net present value of estimated future cash flows as of December 31, 2008. These securities were also compared, when possible, to other observable market data with similar characteristics to the securities held by TAT.

TAT’s financial assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at December 31, 2008, were as follows (in thousands):

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)	Total

Assets:

Money Market funds (included
in cash and cash equivalents)	$18,807	$-	$-	$18,807
Auction-rate securities	-	2,250	-	2,250
Municipal bonds	9,050	-	-	9,050

Total	$27,857	$2,250	$-	$30,107

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Accounts receivable:

TAT’s accounts receivable balances are due from companies primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable from sales of services are typically due from customers within 30 days. Accounts receivable balances are stated at amounts due from customer net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payments terms are considered past due. TAT determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, TAT’s previous loss history, the customer’s current ability to pay its obligation to TAT, and the condition of the general economy and the industry as a whole. TAT writes-off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

g.	Inventories:

Inventories are stated at the lower of cost or market value.

Inventories write-offs are provided to cover risks arising from dead and slow-moving items, discontinued products and excess inventories according to revenue forecasts.

Cost is determined as follows:

Raw materials and components – using the average cost and the first-in, first-out (FIFO) methods.

Work in process – represents the cost of raw materials, components and, manufacturing costs which include direct and indirect allocable costs. Cost of raw materials and components is determined as described above. Manufacturing costs are determined on average basis.

Because TAT sells products and services related to airplane accessories (heat transfer equipment, APU’s, propellers, and landing gear) for airplanes that can be in service for 20 to 50 years, it must keep a supply of such products and parts on hand while the airframes are in use. TAT writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated, inventory adjustments may be required. TAT believes that these estimates are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to actual amounts.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual rates of depreciation are as follows:

years

Buildings	25 - 39
Machinery and equipment	3 - 15
Motor vehicles	5 - 7
Office furniture and equipment	3 - 20

Leasehold improvements are amortized using the straight line method over the period of the lease contract, provided that this period does not exceed the useful life of the asset.

Fixed assets not in use and held for sale, are stated at the lower of net cost or estimated realizable value.

Expenditures for maintenance and repairs are charged to expense as incurred, while renewals and betterments of a permanent nature are capitalized.

i.	Investment grants

As a governmental incentive for industrial companies in Israel, the “Investment Center”, which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an “Approved Enterprise”. An Approved Enterprise is entitled to certain benefits in respect of capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise. The amount of a capital grant is determined as a percentage of the Approved Enterprise investment in property, plant and equipment.

These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition of property, plant and equipment, they are offset against the cost of property, plant and equipment.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Intangible assets:

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, intangible assets subject to amortization are amortized over their useful life, using the straight line method of amortization.

The following is the expected useful life of TAT’s intangible assets:

Years

Non-Compete agreements	3
Lease at below market prices	2.5
Existing costumer relationship	5 - 10
Consulting services agreement	0.3
Trade name	10
Certificates	7
Order backlog	0.4

Amortization expense amounted to $960, $474 and $477 for the years ended December 31, 2008, 2007 and 2006, respectively.

k.	Impairment of long-lived assets:

TAT’s long-lived assets (except goodwill – see l below) are reviewed for impairment in accordance with the provisions set fourth in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2008, 2007 and 2006, no impairment losses have been recognized.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

Goodwill is the excess of the cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized. In accordance with SFAS No. 142, “Goodwill Other Intangible Assets” (SFAS 142), TAT evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would indicate a possible impairment.

In evaluating whether goodwill was impaired, TAT compared the fair value of the reporting units to which goodwill is assigned to their carrying value (Step one of the impairment test). In calculating fair value, TAT used a weighting of the valuations calculated using market multiples and the income approach. The income approach is a valuation technique under which TAT estimates future cash flows using the reporting units’ financial forecasts. Future estimated cash flows are discounted to their present value to calculate fair value. The market approach establishes fair value by comparing TAT to other publicly traded guideline companies or be analysis of actual transactions of similar businesses or assets sold. The summation of TAT’s reporting units’ fair values must be compared to TAT’s market capitalization as of the date of the impairment test. In the situation where a reporting unit’s carrying amount exceeds its fair value, the amount of the impairment loss must be measured. The measurement of the impairment (Step two of the impairment test) is calculated by determining the implied fair value of a reporting unit’s goodwill. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. The goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value. The evaluation performed during 2007 identified $143 of non-cash goodwill impairment charge. The evaluations performed during 2008 and 2006 did not identify any goodwill impairment losses.

Changes in goodwill during the years 2008 and 2007 are as follows:

	2008	2007

Balance, at January 1	$4,780	$4,923
Impairment loss	-	(143)
Acquired - Bental - Note 1 f	1,185
Acquired -Limco	34	-

	$5,999	$4,780

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

TAT generates its revenues from the sale of products and systems (The OEM segments) and from providing MRO services (remanufacture, repair and overhaul services and long-term service contracts) and parts services.

Revenues from the sale of products and services are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB No. 104”) when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. TAT does not grant a right of return.

Revenues from product sales are recognized when product is shipped to the customer and title passes to the customer.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2008, 2007 and 2006, no losses have been recognized for such fixed price contracts.

Revenues from remanufacture, repair and overhaul (MRO) services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

Revenues from maintenance contracts are accounted according to FASB Technical Bulletin No. 90-1 (Amended), “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”. Accordingly, revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. TAT estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance, therefore TAT accrue revenue based on anticipated margins per contract as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performance less than historical estimates. These accounts are reviewed monthly and adjusted as needed based on cost structures.

Revenues from royalties from sales of products developed with TAT’s intellectual property, technology and technical assistance are recognized when the related sales are made.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Shipping and handling costs:

Shipping and handling costs billed to customers are included in revenues. The cost of shipping and handling products is included in the costs of revenues.

o.	Warranty costs:

TAT provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product.

TAT estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. TAT periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

p.	Research and development:

Research and development costs net of grants and participations received are charged to expenses as incurred.

Bental received royalty-bearing grants from the Israeli Chief Scientist’s Office (OCS) for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Bental is obliged to pay royalties as a percentage of future sales if and when sales from the funded projects will be generated. These grants are recognized as a deduction from research and development costs at the time Bental is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, TAT recognizes royalty expenses, when the related revenues are recognized, as part of cost of revenues. For more information regarding OCS royalties’ commitment, see Note 9 b (2).

q.	Income taxes:

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for tax loss carryforwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. TAT provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see Note 12j.

Results for tax purposes are measured and reflected in NIS. As explained in b above, the consolidated financial statements are presented in U.S. dollars. In accordance with paragraph 9(f) of SFAS No. 109, TAT has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Income taxes (cont.):

TAT did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from “Approved Enterprise” plans (see Note 12 c), since it has no intention to declare dividends out of such tax exempt income. Management considers such retained earn to be essentially permanent in duration.

r.	Concentrations of credit risk:

Financial instruments that potentially subject TAT to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable.

Cash and cash equivalents are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold TAT’s cash and cash equivalents, are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments.

TAT’s marketable securities include investment in debentures and in shares. Management believes that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities.

TAT’s accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. TAT generally does not require collateral, however, in certain circumstances; TAT may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of TAT’s customers are financially sound. TAT performs ongoing credit evaluation of their customers’financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

The allowance for doubtful accounts (income) expenses for the years ended December 31, 2008, 2007 and 2006, was ($1), ($125), and ($116), respectively.

TAT entered into foreign exchange forward contracts and option strategies (together: “derivative instruments”) intended to protect against the increase in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to provide an economic hedge to TAT’s non-dollar currency exposure (see Note 2 u below).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Severance pay:

TAT’s severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. TAT records an expense for the net increase in its severance liability. TAT’s liability for all of its Israeli employees is fully covered for by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. (“Mivtahim”) and by an accrual.

The liability covered by deposits with Mivtahim is irrevocably transferred to Mivtahim. Accordingly, neither the amounts accumulated with Mivtahim, nor the corresponding liabilities for severance pay are reflected in the consolidated balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits (or loss) accumulated through the balance sheet date.

Severance expense was $441, $408 and $293 for the years ended December 31, 2008, 2007 and 2006, respectively.

Limco Inc. sponsors a 401(K) profit sharing plan covering substantially all of its employees. The plan permits the employer to contribute a discretionary amount for a plan year, which the employer designates as qualified non-elective contribution. Contributions to plan by TAT were $204, $155 and $176 for the years ended December 31, 2008, 2007 and 2006, respectively.

t.	Fair value of financial instruments:

SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” requires disclosure of the estimated fair value of an entity’s financial instruments. Such disclosures, which pertain to TAT’s financial instruments, do not purport to represent the aggregate net fair value of TAT. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximated fair value because of the short maturity of those instruments.

The estimated fair value of financial instruments has been determined by TAT using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts TAT could realize in a current market exchange.

As for the fair value for marketable securities classified as available-for-sale, see e above.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments (cont.):

TAT’s outstanding debt amount as included in the financial statements is equal to its fair market value.

The fair values of long-term liabilities were estimated by discounting the future cash flows, using the rate currently available for liabilities of similar terms and maturity. The carrying amount of TAT’s long-term liabilities approximates their fair value.

u.	Derivative financial instruments

As part of its hedging strategy, TAT enters into forward exchange contracts in order to protect TAT from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in exchange rates.

TAT also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. TAT elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and any gain or loss derived from such instruments is recognized immediately as financial expenses, net.

As of December 31, 2008, TAT had forward contracts with a notional amount of approximately $5,400 to purchase NIS. These foreign exchange forward put and call options have maturities of 12 months or less.

The fair value of the foreign exchange contracts and the options was not significant as of December 31, 2008.

v.	Basic and diluted net income per share:

Basic net income per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income per share includes the effect of stock option warrants outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), using the treasury stock method.

w.	Registration Rights Agreement

Limco granted TAT the right to require registration for resale of the shares of common stock TAT holds in Limco under the Securities Act of 1933, as amended. TAT may sell all or some of the shares of the subsidiary’s common stock that it owns or distribute those shares to its shareholders. Pursuant to FSP EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP”), which addresses an issuer’s accounting for registration payment arrangements, Limco concluded that no obligation should be recorded related to the registration rights.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Impact of recently issued Accounting Standards:

1.	In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations,” a revision of the original “SFAS No. 141". This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquirer at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. That replaces the original Statement 141‘s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. TAT is required to adopt the revised SFAS No. 141 on January 1, 2009, in relation to future business combinations. TAT is currently evaluating the potential impact of the revised SFAS No. 141 on TAT’s consolidated financial statements.

2.	In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” an amendment of ARB No. 51. This statement establishes accounting and reporting standards for noncontrolling interests in subsidiaries and for the deconsolidation of subsidiaries and clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 also required expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. TAT is required to adopt SFAS No. 160 on January 1, 2009. TAT is currently evaluating the potential impact of the SFAS No. 160 on TAT’s consolidated financial statements.

3.	In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities,” an amendment of FASB Statement No. 133, (“SFAS No. 161”). This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. TAT is required to adopt SFAS No. 161 on January 1, 2009. The adoption of SFAS 161 is not expected to have a material impact on TAT’s consolidated financial statements.

y.	Reclassifications

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation. The classification did not have an impact on net income or shareholders’ equity.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3 – INVENTORIES

Inventories are composed of the following:

	December 31,
	2008	2007

Raw materials and components	$10,179	$5,940
Work in process	17,503	15,340
Spare parts	7,251	6,862
Finished goods	81	47

	$35,014	$28,189

Raw materials and components are net of reserve for slow moving and obsolete inventories in the amount of $2,036 and $1,768 at December 31, 2008 and 2007, respectively.

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2008	2007

Cost:
Land and buildings (1)	$3,734	$2,812
Machinery and equipment (2)	32,875	26,038
Motor vehicles	1,873	1,655
Office furniture and equipment	1,804	2,102

	40,286	32,607

Less: Accumulated depreciation	25,099	20,680

Depreciated cost	$15,187	$11,927

Depreciation expenses amounted to $2,393, $1,557 and $1,332 for the years ended December 31, 2008, 2007 and 2006, respectively.

(1)	Includes lease rights to land in the amount of $1 under a sub-lease agreement with TAT Industries. The lease period ends in 2020 and includes a renewal option if TAT Industries exercises the option granted by the Israel Land Administration. See also Note 7a.

Registration with the Land Registrant of the transfer of sub-lease rights from TAT Industries to TAT has not yet been finalized due to technical reasons.

(2)	The cost in 2008 is net of investment grants received by Bental (mainly for instruments, machinery and equipment) in the amount of $299 as of December 31, 2008. There were no investment grants received in 2007.

Liens on property, plant and equipment is discussed at Note 9f.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5 – INTANGIBLE ASSETS, NET

a.	Intangible assets:

	December 31,
	2008	2007

Cost:
Customer relationships	$2,815	$1,937
Order backlog	568	-
Non-compete agreement	653	653
Trade name	128	128
Others	179	179

	4,343	2,897

Accumulated amortization:
Customer relationships	620	485
Order backlog	568	-
Non-compete agreement	653	543
Trade name	128	30
Others	179	130

	2,148	1,188

Amortized cost	$2,195	$1,709

b.	Based on the intangible assets in service as of December 31, 2008, estimated amortization expense for each of the next five years and thereafter is as follows:

Year ended December 31,	Amortization expenses

2009	$393
2010	393
2011	393
2012	388
2013	315
Thereafter	313

$2,195

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6 – OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2007

Employees and payroll accruals	$3,635	$2,457
Government authorities	608	177
Related parties	163	55
Advances from customers	525	-
Liability with respect to non-compete agreement	-	145
Warranty provision	699	784
Sales rebates	290	142
Accrued royalties	178	179
Other accrued expenses	1,262	371

	$7,360	$4,310

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with TAT Industries:

	Year ended December 31,
	2008	2007	2006

Management fees	$50	$50	$50

Other manufacturing costs	$4	$5	$36

Lease expenses (1)	$329	$323	$316

(1)	During 2000, TAT entered into a lease agreement with TAT Industries for a period of 25 years. According to the agreement, TAT leases from TAT Industries the factory premises for an annual amount of approximately $300, increased by 2% annually, subject to a revaluation based on market value every five years. TAT is entitled to a one-time right of termination of the agreement after 10 years.

During 2005, a revaluation of the lease agreement was prepared by a valuation consultant, determining the annual lease fee as $310.

b.	Balances with related parties:

	December 31,
	2008	2007

TAT Industries - current account (1)	$383	$576

(1)	The balance mainly consists of Value Added Tax refund to be collected by TAT Industries on behalf of TAT, since TAT Industries and TAT are reporting to the Value Added Tax Authorities on a consolidated basis. The amount is linked to the Israeli Consumer Price Index.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES (Cont.)

		Year ended December 31,
		2008	2007	2006

c.	Commissions to a company owned by certain
	former shareholders (see Note 9a (1))	$69	$442	$387

	Management fee to shareholders (see f and g
	below)	$100	$250	$250

	Rental and other services (see h below)	$170	$-	$-

	Salaries of former principal owners (see d and
	e below)	$752	$533	$489

d.	The former Chairman of the Board of Directors and the former Vice Chairman of the Board of Directors were entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500. Bonus expenses were $ 66, $462 and $518 in 2008, 2007 and 2006, respectively, and were recorded as part of the general and administrative expenses.

e.	As result of the change in control of TAT Industries’ shareholders, during December 2007, TAT’s Chairman of the Board of Directors (former principal owner), announced his resignation from his position, effective January 1, 2008, but he continued his employment, as a consultant to TAT, in accordance with his employment agreement with TAT, until April 2008. On September 12, 2008, TAT and the former Chairman of the Board of Directors signed an appendix to the employment agreement, according to which the employment relationship would be deemed terminated retroactively, as of January 1, 2008, and TAT would pay the former Chairman of the Board of Directors, a fixed amount of $ 267 for all the benefits related to his employment. On May 19, 2008, TAT’s Chief Executive Officer and Vice Chairman of the Board of Directors, announced his resignation from his position effective to that date. Accordingly, a provision for notice period of $110 was recognized in the statement of income for the year ended December 31, 2008.

f.	A former shareholder of TAT provided TAT with management and consulting services in consideration of the lower of: (i) 3% of the consolidated operating income in excess of $500, or (ii) $250. Consulting expenses were $250 for each of the years ended December 31, 2007 and 2006, respectively, and were recorded a part of the general and administrative expenses. The management and consulting services agreement expired on December 31, 2007, pursuant to the sale by the shareholder of the majority of its holding in TAT, during December 2007.

g.	In February 2009, subsequent to the balance sheet date, TAT entered into management and consulting services agreement with its ultimate parent company, for a consideration of $100 per quarter, effective October 1, 2008.

h.	Bental is engaged in various agreements with its minority shareholders and other related parties for the rental, maintenance and other services provided to it, in connection with its plant.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8 – LONG-TERM LOANS

a.	Terms of the loans:

	Currency	Interest Rate December 31, 2008	Years of Maturity	December 31, 2008

Long-term loans (1)		$4.67%	2011-2013	$5,000
Long-term loan (2)	NIS	4.5%	2009-2012	124
Long-term loan	NIS	6.3%	2009-2012	214

				5,338

Less - current maturities				(150)

				$5,188

Required principal payments (including current maturities) as of December 31, 2008, were as follows:

Year	Amount

2009	$150
2010	111
2011	815
2012	762
2013	3,500

5,338

(1)	Two loans with original amounts of $2,250 and $2,750, to be repaid in three annual installments of $750, $750, $3,500, commencing 2011. These loans bear quarterly interest of Libor + 1.85%

(2)	Linked to the consumer price index

TAT provided certain guarantees and covenants, to secure long-term loans, see Note 9f.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements

(1)	TAT was committed to pay commissions to a company owned by certain of its former shareholders for representing the heat exchangers division in North America (see Note 7c). According to the agreement, the commissions were to be paid at a rate of 10% of the amount of inventories purchased in North America and 3% of the sales made in North America. The commissions were recorded as part of the cost of revenues and selling and marketing expenses, respectively. During 2008, TAT incorporated a new subsidiary company, to represent its heat exchangers division in North America, therefore the commission agreement with the affiliated company was terminated.

(2)	TAT is committed to pay marketing commissions to salesmen at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $888, $490 and $656 for the years ended December 31, 2008, 2007 and 2006, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments

(1)	TAT is committed to pay royalties to third parties through 2011 of between 5% to 12% of sales of products developed by the third parties or developed through the intellectual property and goodwill which were purchased from such third parties. Royalty expenses were $261, $395 and $550 for the years ended December 31, 2008, 2007 and 2006, respectively. The royalties were recorded as part of the cost of revenues.

(2)	Bental is committed to pay royalties to the Israeli government on proceeds from the sales of products, in the research and development of which the Israeli government participated by way of grants. Under the terms of TAT’s funding from the Office of the Chief Scientist, royalty payments are computed on the portion of sales from such products at a rate of 2% and 3.5%. The commitment to the Chief Scientist is limited to the amount of the received participation (dollar linked), with the addition of an annual interest rate based on Libor. As of December 31, 2008, the total amount of royalty bearing grants due by TAT to the Chief Scientist was approximately $134.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lease commitments

Limco leases many of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through January 2013. The monthly rental expense ranges from approximately $0.1 to $9. Certain leases contain renewal options as defined in the agreements. Lease expense (excluding related parties) totaled $214 $330, and $217 for the years then ended December 31, 2008, 2007, and 2006 respectively.

TAT leases its factory from a parent company, see Note 7a, until 2025.

Bental leases an area of its plant from its related party for $55 per annum, under a long-term lease until 2013.

As of December 31, 2008, future minimum rental payments under non-cancelable operating leases are as follows:

2009	$577
2010	585
2011	562
2012	481
2013	433
Thereafter	4,882

Total	$7,520

d.	Legal claims

During 2004, two former employees filed a claim against TAT and against an employment agency, alleging breach of contract and seeking compensation for salary delays and salary differences in the amount of $279. On June 11, 2008, the labor court ruled in this claim, and accordingly TAT and the employment agency are required, jointly and severally, to compensate the former employees in a total amount of $170. On September 2, 2008 TAT and the employment agency served an appeal for an amount of $135, and currently all parties referred to mediation by the court. Based upon its legal advisors advice, TAT cannot estimate the appeal chances at this stage, however in the event TAT will hold the employment agency responsible for any loss that may arise from such a claim.

e.	Guarantees

TAT provides bank guarantees to third parties, in the ordinary course of business, mainly in order to secure certain advances from customers. The maximum credit risk for these guarantees totaled approximately $699 as of December 31, 2008

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Covenants and liens on assets

(1)	In connection with bank loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, TAT and its subsidiary – Bental are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, and not to conduct certain actions without informing the banks, such as allocating shares to third parties involved with change in control. As of December 31, 2008, TAT and Bental were in full compliance with all covenants.

(2)	In order to secure bank loans, TAT granted a lien on its inventories and trade accounts receivable, specific lien on its short-term bank deposit of $1,009, which is recorded in other accounts receivable in the balance sheet, as well as specific lien on Bental’s shares held by TAT.

(3)	In order to secure bank loans, Bental granted floating liens on all of its property and assets, fixed lien on its unpaid share capital, goodwill and first priority liens on its fixed assets, checks and other trading instruments.

(4)	A lien on Bental Approved Enterprise has been registered in favor of the State of Israel (see Note 12 c below).

g.	Limco is currently engaged in a contract dispute with one of its suppliers. TAT believes that the dispute will be resolved on a commercial basis. However, the inability to amicably resolve such dispute could have a material adverse effect on TAT’s business and financial condition.

NOTE 10 – SHAREHOLDERS’ EQUITY

a.	TAT’s ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

b.	On August 10, 2004, TAT entered into an investment agreement, according to which the investor purchased 857,143 Ordinary shares of NIS 0.9 par value of TAT, and was granted a warrant to purchase 500,000 Ordinary shares of NIS 0.90 par value at an exercise price of $8.50 per share, exercisable for 66 months from the date of grant. The total cash received was $6,000.

In addition, the investor and TAT entered into a credit line agreement, under which the investor made a line of credit available to TAT in the amount of up to $2,000. The amount of the credit withdrawn from the investor shall not be less than $1,000. The withdrawn credit bears interest at an annual rate of 5%, in addition to an annual handling fee of 0.5% of the credit line amount. The withdrawn credit will be settled in four equal payments, no later than 66 months from the date of the agreement.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.)

TAT recorded the fair value of the credit line, which amounted to $265, as deferred charges, which were amortized throughout the term of the credit line agreement. As such, the total proceeds received for the issuance of shares and warrants, consisting of cash and a provision of a credit line, amounted to $6,265 from which issuance expenses in the amount of $273 were deducted. In addition, a consulting agreement was entered into with the investors, see Note 7e.

On September 5, 2006, TAT notified the investor on the cancellation of the credit line, which was not utilized by it since the date of grant. As a result, TAT recorded the unamortized portion of the deferred charge, amounted to $149 to financial expenses.

On February 21, 2007, the investor exercised its warrant to purchase 500,000 Ordinary shares of NIS 0.9 par value each, according to the investment agreement, for an exercise price of $6.94 per share, which reflected the base exercise price of $8.5 reduced by the effect of dividends during the period the warrants were outstanding.

c.	Stock option plans:

1.	In January 1999, TAT adopted a stock option plan for its employees, directors and officers, whereby options to purchase up to 500,000 Ordinary shares (out of which 402,500 stock options were granted to executives) were to be granted, at an exercise price of $1.625 per share (which equaled the market price on the date of grant). All of the options have been granted under the above plan. Under the terms of the plan, the options were fully vested as of the grant date. As of December 31, 2008 7,500 were still outstanding. These options expired in January 2009.

The following table is a summary of the activity of TAT’s stock Option plan:

	Year ended December 31,
	2008		2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the
beginning of the
year	17,500	$1.625	17,500	$1.625	17,500	$1.625
Exercised	(10,000)	1.625	-	-	-	-
Forfeited	-	-	-	-	-	-
Expired	-	-	-	-	-	-

Outstanding at the
end of the year	7,500	$1.625	17,500	$1.625	17,500	$1.625

Exercisable options	7,500	$1.625	17,500	$1.625	17,500	$1.625

As of December 31, 2008, there are 7,500 options outstanding and exercisable, with a weighted average remaining contractual life of 0.08 years. The aggregate intrinsic value of the stock options outstanding at December 31, 2008 was $22.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock option plans (cont.):

2.	Limco Inc. entered into a share based compensation agreement with its Chief Executive Officer (“CEO”) during August, 2005. The compensation agreement is made up of 45,000 Phantom Stock options and stock options to be issued upon the completion of an IPO by Limco Inc. The Phantom Stock options had a base exercise price of $6.37. At the date of exercise, the CEO received a cash payment for the difference between the exercise price and the average price of TAT’s stock price for the 60 days preceding the exercise date. During the years ended December 31, 2007 and 2006, Limco Inc. recorded expenses of $325 and $348, respectively. At December 31, 2007, all of the Phantom Stock options had been exercised.

3.	Effective as of July 19, 2007, Limco Inc. established an Incentive Compensation Plan, or the 2007 Plan, under which Limco Inc. may issue options to purchase 600,000 shares of common stock. The options vest in three equal annual installments, except for 66,000 options that vest in four equal semi-annual installments. Options generally expire five to ten years from date of grant.

Compensation expense attributable to outstanding stock options was $175 and $390 for the years ended December 31, 2008 and 2007, respectively. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period. As of December 31, 2008, the total unrecognized compensation cost related to non-vested stock awards was $781 and the weighted average period over which the cost is expected to be recognized is approximately 1.6 years.

A summary of the 2007 plan activity for the years ended December 31, 2008 and 2007, is presented below:

	Number of options	Weighted average exercise price	Weighted average contractual life remaining	Aggregate intrinsic value (1)
	(in thousands)		in years	(in thousands)

Granted	404	$11.00

Outstanding at December 31,
2007	404	$11.00	4.5	$570

Granted	60	$5.88
Cancelled	153	$11.00

Outstanding at December 31,
2008	311	$10.01	4.37	$-

Excisable at December 31, 2008	127	$10.09	4.25	$-

Options expected to vest at
December 31, 2008	184

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock option plans (cont.):

(1)	The intrinsic value of a stock option is the amount by which the market value of the underlying stock on December 31, 2008 exceeds the strike price of the option. There was no aggregate intrinsic value at December 31, 2008 as Limco stock price of $3.03 on December 31, 2008 was below the exercise price of all of the outstanding stock options. The aggregate intrinsic value at December 31, 2007 was $570.

The weighted average grant date fair value of the stock options granted during the years ended December 31, 2008 and 2007 was $2.63 and $5.38, respectively. There were 60,000 options granted during the year ended December 31, 2008.

The following table summarizes Limco’s weighted average assumptions used in the valuation of options for the years ended December 31, 2008 and 2007:

	2008	2007

Weighted average expected stock price volatility	56%	62%
Weighted average expected option life (in years)	3.5	3.5
Average risk free interest rate	2.87%	4.96%
Dividend yield	0%	0%
Discount for post-vesting restriction	N/A	N/A

Limco uses the Black-Scholes option pricing model to determine the weighted average fair value of options. The volatility factor used in the Black-Scholes option pricing model is based on historical stock price fluctuations. Due to the relative short period of the time Limco has been public TAT has estimated a 0% forfeiture rate. The expected term of options is based on the simplified method as allowed under Staff Accounting Bulletins (SAB) No’s. 107 and 110 issued by the SEC. The simplified method assumes the option will be exercised midway between the vesting date and the contractual term of the option. Limco is able to use the simplified method as the options qualify as “plain vanilla” options as defined by SAB No. 107 and since Limco does not have sufficient historical exercise data to provide a reasonable basis to estimate expected term. Expected dividend yield is based upon Limco’s historical and projected dividend activity and the risk free interest rate is based upon US Treasury rates appropriate for the expected term of the options.

On February 25, 2009, subsequent to the balance sheet, Limco granted certain directors and senior management with options to purchase 230,000 shares of common stock, for an exercise price of $2.16. The fair value of each option granted is $1.06, calculated at the grant date.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock option plans (cont.):

4.	On August 14, 2008, TAT’s Board of Directors approved the grant of 65,477 unregistered options of Series A, B and C to its Chief Executive Officer. Each options Series A, B and C vest over two, three and four years from May 19, 2008, respectively, and expires three years after vesting. Each Series A, B and C option can be exercised for one ordinary share 0.9 NIS par value, for a consideration of $6.15 (adjusted for dividend distribution and other equity changes as defined in the option grant terms), alternatively, the Chief Executive Officer can opt to receive TAT ordinary shares based on the value of the appreciation over the exercise price.

The fair value of the stock options granted at the grant date, is $2.69, $2.9 and $3.15, for Series A, B a C, respectively, based on the Black-Scholes option-pricing model with the following weighted average assumptions:

	Series A	Series B	Series C

Number of options	21,826	21,826	21,825
Weighted average expected stock price volatility	60.05%	55.96%	54.57%
Weighted average expected option life (in years)	3.25	4.25	5.25
Average risk free interest rate	2.72%	2.94%	3.15%

Compensation expense attributable to outstanding stock options was $47 for the year ended December 31, 2008. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period. As of December 31, 2008, the total unrecognized compensation cost related to non-vested stock awards was $144 and the weighted average period over which the cost is expected to be recognized is approximately 4 years.

d.	Dividends:

On April 4, 2006, TAT’s Board declared a dividend in the amount of $1,208, or $ 0.20 per share, for all of the shareholders of TAT at the effective date – May 16, 2006. The dividend was fully paid on May 30, 2006.

On September 2, 2007, TAT’s Board declared a dividend in the amount of $2,617, or $0.4 per share, for all of the shareholders of TAT at the effective date – October 16, 2007. The dividend was fully paid on November 6, 2007.

On March 11, 2009, subsequent to the balance sheet date, TAT’s Board declared a cash dividend in the total amount of $3,500, or $0.55 per share, for all of the shareholders of Company at the effective date – March 26, 2009. TAT paid the dividend on April 8, 2009.

On March 11, 2009, subsequent to the balance sheet date, Bental’s Board of Directors approved the distribution of cash dividend in the total amount of $3,150. The dividend was paid on April 6, 2009, out of which TAT received $2,205.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11 – NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	Year ended December 31,
	2008	2007	2006

Numerator:

Net income	$4,268	$31,979	$6,066

Denominator:

Weighted average number of basic shares outstanding
during the year	6,546,055	6,344,041	6,042,671

Effect of dilutive securities:
Stock options and warrants	20,194	63,463	120,354

Denominator for diluted net income per share	6,566,249	6,407,504	6,163,025

The weighted average number of outstanding options excluded from the calculation of diluted net earnings per share, due to their antidilutive effect was 9,298 for the year ended December 31, 2008 and none for the years ended December 31, 2007 and 2006.

NOTE 12 – INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (CPI). Under the Inflationary adjustments law (Amendment No. 20, 2008, hereafter – “the amendment”), that was enacted in the Israeli Parliament on February 26, 2008, the provisions of the Inflationary adjustments law will no longer apply to TAT in 2008 and thereafter. The amendment specifies transitional provisions regarding the discontinuance of the provisions of the Inflationary adjustments law that have applied to TAT through the end of 2007.

b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

TAT is an “industrial company”, as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, is entitled to certain tax benefits, which mainly consist of amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses, and accelerated depreciation.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12 – INCOME TAXES (Cont.)

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Certain expansion plans of TAT and its Israeli subsidiary – Bental, have been granted an “Approved Enterprise” status, under the Law. For some expansion programs, Bental have elected the grants track, and for one expansion program, TAT has elected to receive its benefits through the “alternative benefits track”, waiving grants in return for tax exemptions. Pursuant thereto, the increase in income from the date of commencement of each program which is the income of TAT derived from the “Approved Enterprise” expansion program is tax-exempt for the first two years and eligible for reduced tax rates of 25% for a period of five years thereafter (such reduced tax rates are dependent on the level of foreign investments in TAT), limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. As of December 31, 2008, the tax benefits for these existing expansion programs will expire within the period of 2009 to 2021.

The entitlement to the above benefits is conditional upon TAT fulfilling the conditions stipulated by the abovementioned law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and TAT may be required to refund the amount of the benefits, in whole or in part, including interest (as for liens, see Note 9f). As of December 31, 2008, management believes that TAT is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can not be distributed to shareholders without imposing tax liability on TAT other than in complete liquidation. As of December 31, 2008, there is approximately $9,439 tax-exempt income earned by TAT’s “Approved Enterprises”. If the retained tax-exempt income is distributed to shareholders, it would be taxed at the corporate tax rate applicable to such profits as if TAT had not elected the alternative tax benefits track (currently – 25%).

Income of TAT from sources other than the “Approved Enterprises” during the benefit period will be subject to tax at the effective standard corporate tax rate in Israel, see Note 12d below.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12 – INCOME TAXES (Cont.)

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”) (cont.):

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, TAT’s existing Approved Enterprise expansion programs will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the Amendment, will subject TAT to taxes upon distribution or liquidation and TAT may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, management believes that TAT is meeting all of the aforementioned conditions under the Amendment.

d.	Reduction of Israeli corporate tax rate:

On July 25, 2005, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax Ordinance (No. 147), that provides, among other things, the corporate tax rate to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

e.	U.S. subsidiaries:

U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax rate for 2008, 2007, and 2006 was 41.48%, 35.6% and 36.8%, respectively.

f.	Tax assessments:

TAT’s income tax assessments are considered final through 2001.
Bental income tax assessments are considered final through 2006.
Limco income tax assessments are considered final through 2007.
TAT-GAL Inc. which was incorporated in 2008, has not received final tax assessment yet.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12 – INCOME TAXES (Cont.)

g.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to income taxes as reported in the statements of income:

	Year ended December 31,
	2008	2007	2006

Income before income taxes as reported in the
statements of income	$6,888	$35,962	$9,313

Statutory tax rate in Israel	27%	29%	31%

Theoretical tax expenses	1,860	10,429	2,887
Increase (decrease) in income taxes resulting
from:
Tax adjustment for foreign subsidiaries
subject to a different tax rate	671	532	399
Reduced tax rate on income derive from
"Approved Enterprises" plans	(268)	-	-
Reduced tax rate on capital gain from sale of
shares of subsidiary company	-	(6,400)	-
Difference in basis of measurement for
financial reporting and income tax purposes	(636)	(870)	(149)
Tax in respect of prior years	77	(535)	(28)
Non-deductible expenses	91	56	138

Income taxes as reported in the statements of
income	$1,795	$3,212	$3,247

h.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2008	2007	2006

Domestic (Israel)	$2,263	$27,897	$2,460
Foreign (United States)	4,625	8,065	6,853

	$6,888	$35,962	$9,313

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12 – INCOME TAXES (Cont.)

i.	Income taxes included in the statements of income:

	Year ended December 31,
	2009	2008	2007

Current:
Domestic (Israel)	$73	$671	$652
Foreign (United States)	1,845	2,862	2,507

	1,918	3,533	3,159

Deferred:
Domestic (Israel)	(201)	(330)	72
Foreign (United States)	78	9	16

	(123)	(321)	88

	$1,795	$3,212	$3,247

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT’s deferred tax liabilities and assets are as follows:

	December 31,
	2008	2007

Deferred tax assets (liabilities):
Allowance for doubtful accounts	$72	$54
Unrealized gains	375	135
Provisions for employee benefits and other temporary
differences	789	606
Tax loss carryforwards	238	295

Deferred tax assets - short-term	$1,474	$1,090

Deferred tax liabilities mainly derived from property
and equipment - long-term	$(1,086)	$(581)

As of December 31, 2008, TAT did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future.

TAT does not intend to distribute earnings of a foreign subsidiary aggregating $17,463 as of December 31, 2008, and accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability would have been required.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12 – INCOME TAXES (Cont.)

k.	Effective January 1, 2007, TAT adopted the provisions of FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. TAT was required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings.

As a result of adoption of FIN 48, TAT reclassified $147 from income tax payables to unrecognized benefits with no impact to previously recorded retained earnings.

During 2008, Limco was audited by the Internal Revenue Service for the tax year ended December 31, 2006. It was the determination of the Internal Revenue Service that Limco had deemed dividend distributions to TAT related to interest expense charged during 2005, 2006 and 2007. Interest and penalties totaling $43 have been charged to income tax expense during the year ended December 31, 2008. The audit is now closed and Limco believes that the only tax years open for audit is the year ended December 31, 2008.

A reconciliation of the beginning and ending amount of recognized provision, as a result of the implementation of FIN 48, is as follows:

Amount

Balance at January 1, 2007	$147
Additions for tax positions of prior years	101
Benefits from tax positions of prior years	(535)
Settlements with tax authorities	535

Balance at December 31, 2007	248
Additions for tax positions of prior years	189
Settlements with tax authorities	(437)

Balance at December 31, 2008	$-

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13 – SEGMENT INFORMATION

a.	Segment Activities Disclosure:

Commencing August 18, 2008, as a result of the purchase of Bental, see Note 1 f, TAT manages its segments on a basis of four reportable segments, as follows:

–	OEM – Heat Transfer segment focuses on manufacture of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition TAT manufactures aircraft accessories and systems such as pumps, valves, power systems, turbines, etc, and

–	OEM – Electric Motion Systems segment focuses on manufacture of broad range of electric motion systems, including motors, generators and other electro-mechanical motion systems.

–	MRO (maintenance, repair and overhaul) segment focuses on remanufacture, overhaul and repair of heat transfer equipment and other aircraft components and of repair of APU’s, propellers and landing gears.

–	Parts Segment focuses on sales of parts of APU’s, propellers and landing gears.

TAT evaluates segment performance based on revenue and operating income. The operating income reported in TAT’s segments excludes corporate and other unallocated amounts. Although such amounts are excluded from the business segment results, they are included in reported consolidated earnings. Corporate and unallocated amounts include executive level expenses and certain expenses related to accounting and finance, human resources and information technology departments.

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the segment results. The figures are presented in consolidated method as presented to management.

Cost related to selling and marketing and general and administrative for MRO and Parts are allocated based on revenues. This was a change made in 2008. The segment results for 2007 and 2006 related to MRO and Parts have been restated to conform with this allocation method.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13 – SEGMENT INFORMATION (Cont.)

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2008
	OEM- Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts	Corporate	Eliminations	Consolidated

Revenues	$27,857	$9,758	$54,276	$17,289	-	$(5,891)	$103,289

Cost of revenues	21,058	7,845	43,664	13,922	-	(5,926)	80,563

Gross profit	6,799	1,913	10,612	3,367	-	35	22,726

Selling and
marketing expenses	1,364	250	2,094	661	-	-	4,369
General and
administrative
expenses	4,342	713	3,466	1,024	2,862	-	12,407

Operating income	$1,093	$950	$5,052	$1,682	$(2,862)	$35	$5,950

	Year ended December 31, 2007
	OEM	MRO	Parts	Corporate	Eliminations	Consolidated

Revenues	$23,489	$49,392	$20,384	-	$(4,561)	$88,704

Cost of revenues	17,891	35,205	16,603	-	(4,492)	65,207

Gross profit	5,598	14,187	3,781	-	(69)	23,497

Selling and
marketing expenses	1,106	2,088	525	-	-	3,719
General and
administrative
expenses	3,540	1,988	455	5,012	-	10,995

Operating income	$952	$10,111	$2,801	$(5,012)	$(69)	$8,783

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13 – SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2006
	OEM	MRO	Parts	Corporate	Eliminations	Consolidated

Revenues	$22,110	$43,824	$15,197	-	$(3,598)	$77,533

Cost of revenues	16,271	32,214	12,835	-	(3,681)	57,639

Gross profit	5,839	11,610	2,362	-	83	19,894

Selling and
marketing expenses	1,190	1,662	614	-	-	3,466
General and
administrative
expenses	2,336	1,199	404	2,771	-	6,710

Operating income	$2,313	$8,749	$1,344	$(2,771)	$83	$9,718

c.	The following financial information identifies the assets to segment:

	As of December 31, 2008
	OEM - Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts	Corporate	Consolidated

Assets	$39,822	$19,170	$39,480	$7,118	$30,340	$135,930
Depreciation and
amortization	1,020	1,164	1,169	-	-	3,353
Capital investments	1,096	767	1,697	-	-	3,558
Goodwill	-	1,185	4,814	-	-	5,999

	As of December 31, 2007
	OEM	MRO	Parts	Corporate	Consolidated

Assets	$40,704	$33,299	$3,522	$35,882	$113,407
Depreciation and amortization	906	1,123	2	-	2,031
Capital investments	3,404	2,884	15	-	6,303
Goodwill	-	4,780	-	-	4,780

d.	The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2008, 2007 and 2006 and long-lived assets as of those dates.

	2008		2007		2006
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$17,077	$9,164	$7,383	$6,758	$7,042	$4,315
Asia	4,497	-	2,555	-	1,953	-
North America	57,472	6,023	56,554	5,169	51,292	2,920
Europe	19,510	-	18,484	-	15,210	-
Other	4,733	-	3,728	-	2,036	-

	$103,289	$15,187	$88,704	$11,927	$77,533	$7,235

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14 – SELECTED STATEMENTS OF INCOME DATA

		Year ended December 31,
		2008	2007	2006

a.	Financial income (expenses), net:

	Financial income:
	Foreign currency translation adjustments	$1,257	$305	$372
	Interest on cash equivalents, short-term
	bank deposits and others	1,420	1,402	349

		2,677	1,707	721

	Financial expenses:
	Bank charges	(264)	(142)	(123)
	Interest on long-term loans	(143)	(640)	(683)
	Foreign currency translation adjustments	(943)	(220)	(161)
	Interest expenses on call option to minority	(28)	-	-
	Others	(125)	(4)	(218)

		(1,503)	(1,006)	(1,185)

		$1,174	$701	$(464)

		Year ended December 31,
		2008	2007	2006

b.	Other income (expenses), net:

	Gain from sale of shares and decrease in
	holding of subsidiary company (1)	$-	$26,375	$-
	(Loss) Gain on sale of marketable securities
	classified as available-for-sale	(236)	34	38
	Other income	-	69	21

		$(236)	$26,478	$59

(1) See Note 1 d.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15 – SUPPLEMENTAL CONSOLIDATED BALANCE SHEET INFORMATION

	Warranty provision	Inventory Reserve	Account Receivable

Reserves and Allowances

Balance as of January 1, 2006	$498	$2,480	$396
Additions	278	-	43
Write-offs, net of recoveries	-	(836)	(159)

Balance, as of December 31, 2006	776	1,644	280
Additions	8	124	10
Write-offs, net of recoveries	-	-	(135)

Balance, as of December 31, 2007	784	1,768	155
Additions	215	268	180
Write-offs, net of recoveries	(300)	-	(181)

Balance, as of December 31, 2008	$699	$2,036	$154

NOTE 16 – SUBSEQUENT EVENTS

a.	Subsequent to December 31, 2008, Limco announced that it would relocate the operations of its Oklahoma subsidiary to the location of its Piedmont subsidiary in North Carolina. Limco anticipates closing the Oklahoma operations in the third quarter of 2009. The goal of this relocation is to achieve significant annual cost savings. Limco entered into a lease for a new facility in Kernersville, North Carolina of approximately 56,000 square feet, which will house its operations being relocated from Oklahoma. The lease, which expires on November 1, 2011, provides for 2 renewal options, each for a five year term. The lease provides for an annual rental fee of $86.

b.	On April 3, 2009, TAT and Limco, its subsidiary company, announced that they have entered into a definitive agreement and plan of merger pursuant to which TAT (which presently owns 61.8% of Limco’s common stock) will acquire all of the publicly held shares of common stock of Limco, pursuant to a stock for stock merger. Under the terms of the merger agreement, Limco’s shareholders will receive one half of an ordinary share of TAT for each share of Limco common stock they own. The exchange ratio in the transaction represents a premium of 12% to Limco’s closing share price on April 2, 2009 (the day before the announcement of the merger). It also represents a premium of 24.3% to Limco’s weighted average volume stock price on the NASDAQ global market over the 20 trading days prior to the announcement of the merger.

Following the merger, the former Limco shareholders (excluding TAT) will own approximately 27.8% of the ordinary shares of TAT.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16 – SUBSEQUENT EVENTS (Cont.)

It is also anticipated that following the merger TAT Industries, the controlling shareholder of TAT, which holds approximately 59% of the ordinary shares of TAT, as of the announcement day, will own approximately 42% of the ordinary shares of TAT and Isal Investment Ltd., the beneficial owner of 71% of the ordinary shares of TAT (through direct holding and through its control in TAT Industries) will be the beneficial owner of approximately 51% of the ordinary shares of TAT.

The transaction is subject to approval of Limco’s shareholders, representing at least a majority of the outatanding shares of Limco common stock and other customary closing conditions. TAT, which holds 61.8% of Limco’s outstanding common stock, has advised Limco’s board that it intends to vote for approval and adoption of the merger. Approval of the merger by TAT’s shareholders is not required. It is anticipated that the closing of the merger will occur in the second or third quarter of 2009.

Upon consummation of the merger, Limco will operate as a wholly-owned subsidiary of TAT, maintaining its current management.

C.	Lawsuit against Limco

On April 8, 2009, a petition was filed in the District Court of Tulsa County, State of Oklahoma captioned “Chris Gassen, individually and on behalf of all others similarly situated (herein after “The Plaintiff”) against Limco and its Directors (Shmuel Fledel, Jacob Gesthalter, Michael Gorin, Giora Inbar, Avraham Ortal, and Eran Goren), hereinafter “The Defendants”. The action, which purports to be on behalf of a class comprised of the public stockholders of Limco, seeks relief against Limco and its Directors for alleged breaches of fiduciary duty and other violations of state law in connection with the merger. Plaintiff claims, among other things, that the defendants are attempting to sell Limco by means of an unfair process and for an unfair price and that defendants have failed to disclose all material information concerning the merger. Plaintiff is seeking to enjoin the consummation of the merger, monetary damages, and an award of costs, including attorneys’ fees. The Company’s management is of the opinion that the action is without merit and intends to vigorously defend the claims.